

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 31, 2008

Mr. Hatem El Khalidi
President and CEO
Arabian American Development Company
10830 North Central Expressway
Suite 175
Dallas, TX 75231

> **Re:**   **Arabian American Development Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 12, 2008**
> **Response letter filed July 14, 2008**
> **File No. 1-33926**

Dear Mr. El Khalidi:

　　We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Consolidated Statements of Income, page F-6

1.　　We note your response to prior comment 2 in our letter dated June 12, 2008. SAB Topic 11:B or other GAAP does not contemplate a gross profit or gross margin measure that excludes depreciation, depletion and amortization. In this respect, SAB Topic 11:B states, "[t]o avoid placing undue emphasis on cash flow, depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation." As such, your gross profit measure must include applicable

Mr. Hatem El Khalidi
Arabian American Development Company
July 31, 2008
Page 2

depreciation, depletion and amortization. Please clarify how you plan to comply with this guidance.

Note 1 – Summary of Significant Accounting Policies

Mineral Exploration and Development Costs, page F-12

2.   We stated in prior comment 3 in our letter dated June 12, 2008, that U.S. GAAP requires that all exploration costs incurred prior to a feasibility study that establishes reserves in accordance with Industry Guide 7 are to be written off as expense as incurred. In your response, you stated that you have historically complied with this guidance and that you conducted a feasibility study in 1982. In your response to prior comment 4, you quantify reserves as of June 22, 1994.

We note that Industry Guide 7 defines reserve as the part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. As such, please provide the following information to us.

(a) Confirm that you had the legal right to extract or produce the minerals in Saudi Arabia as of the end of each year presented in your filing. If you did not have this legal right, it would be inappropriate to quantify reserves in your filing or to capitalize any related costs.

(b) Additionally, note that reserves must be calculated as of the end of each fiscal year to determine the amount of mineral deposit which could be economically extracted as of the end of the year. Such calculations are necessary because reserve quantities would be expected to vary based upon changes in economic conditions. Accordingly, and assuming you are able to satisfy the requirements of (a) above, please provide to us and disclose the reserve quantities for the years presented in your filing.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief